
02006046


FEB 27 2002

AM 3/4/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35642

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investment Planners, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 North Main Street
(No. and Street)

Decatur (City) IL (State) 62523 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David P. Koshinski 217-425-6340
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pamela J. Simpson, CPA
(Name — *if individual, state last, first, middle name*)

433 West Pershing Road (Address) Decatur (City) IL (State) 62526 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David P. Koshinski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investment Planners, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Excutive Vice-President

Title

Notary Public



OFFICIAL SEAL
CATHY L. SCHAFER
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 6-8-2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRM NAME Investment Planners, Inc.

AGGREGATE INDEBTEDNESS/NET CAPITAL COMPUTATION as of December 31, 2001

PART I

TOTAL ASSETS		$ 950,714
LESS: TOTAL LIABILITIES (Exclusive of Subordinated Debt)		(539,358)
NET WORTH		$ 411,356
DEDUCTIONS FROM AND/OR CHARGES TO NET WORTH:		
Total Non-Allowable Assets	$ 201,380	
Other deductions or changes	$	
TOTAL DEDUCTIONS FROM NET WORTH		$ (201,380)
NET CAPITAL BEFORE HAIRCUTS		$ 209,976
HAIRCUTS:		
Certificates of Deposit and Commercial Paper	$	
U.S. and Canadian government obligations	$	
State and Municipal government obligations	$	
Corporate obligations	$	
Stocks and warrants	$	
Options	$	
Arbitrage	$	
Other Securities	$ 8,307	
TOTAL HAIRCUTS		$ (8,307)
NET CAPITAL		$ 201,669

PART II

MINIMUM NET CAPITAL REQUIREMENT	$ 50,000
TOTAL NET CAPITAL	$ 201,669
TOTAL AGGREGATE INDEBTEDNESS	$ N/A
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	$ N/A %
NET CAPITAL IN EXCESS OF MINIMUM REQUIREMENT	$ 151,669

Verification

(Form S-2)

Investment Planners, Inc.
Decatur, Illinois

There was a material difference regarding the net capital computation at 12/31/01 between the unaudited computation in the Focus Report II A and the net capital computation submitted with this report.

- The receivables increased by $ 119,357
- The non allowed receivables increased by $ 25,532
- The non allowed assets of fixed assets decreased by $ 109
- The prepaid expenses decreased by $9,170
- The accounts payable increased by $137,816
- The retained earnings decreased by $2,206
- The net capital decreased by $18,531

No material inadequacies were found to exist.

Investment Planners, Inc. is exempt from rule 15c3-3 as of 12/31/01 under rule 15c303k(ii). Transactions are cleared through another broker/dealer. No computation for the reserve requirement and no information relating to possession or control requirements is required.

INVESTMENT PLANNERS, INC.

Financial Statements

and
Report of Independent
Certified Public Accountants

December 31, 2001 and 2000

PAMELA J. SIMPSON, C.P.A.
433 WEST PERSHING ROAD
DECATUR, ILLINOIS 62526
(217) 872-1908

Report of Independent
Certified Public Accountants

The Board of Directors
Investment Planners, Inc.

We have audited the accompanying balance sheets of Investment Planners, Inc. as of December 31, 2001 and 2000, and the related statement of earnings, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Investment Planners, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.



Decatur, Illinois
February 14, 2002

Certified Public Accountant

INVESTMENT PLANNERS, INC.

Balance Sheets

December 31, 2001 and 2000

Assets

	2001	2000
Current assets:		
Cash and cash equivalents	$ 175,459	184,837
Mutual funds	49,322	54,816
Mutual funds--designated	32,392	39,828
Commissions receivable	492,161	500,189
Other receivable	-	3,139
Prepaid expenses	39,943	23,510
Total current assets	789,277	806,319
Fixed assets:		
Leasehold improvements	80,752	80,752
Office furniture and equipment	227,087	202,349
Software	44,407	27,476
Less accumulated amortization	(25,664)	(14,908)
Less accumulated depreciation	(165,146)	(128,044)
Net fixed assets	161,436	167,625
	$ 950,713	973,944

Liabilities and Stockholders' Equity

	2001	2000
Current liabilities:		
Accounts payable	$ 51,038	39,074
Commissions payable	372,807	406,703
Wages and payroll tax payable	17,369	26,990
Income taxes payable	-	7,190
Deferred compensation payable	32,392	39,828
Profit sharing payable	65,750	20,766
Total current liabilities	539,356	540,551
Stockholders' equity:		
Capital stock (no par value)	12,375	12,375
Paid in capital	10,125	10,125
Retained earnings	388,857	410,893
Total stockholders' equity	411,357	433,393
	$ 950,713	973,944

See accompanying notes to financial statements.

INVESTMENT PLANNERS, INC.

Statements of Earnings

Years Ended December 31, 2001 and 2000

	2001	2000
Revenues:		
Commissions revenue	$ 7,222,358	7,730,119
Interest and Dividends	5,244	6,757
Other Income	295,594	256,889
(Decrease) increase in market value - trading securities	(14,212)	10,799
	7,508,984	8,004,564
Expenses:		
Agent and employee compensation and benefits	6,706,073	7,010,051
Communications and data processing	50,397	47,500
Occupancy	197,374	327,433
Other expenses	571,698	544,575
Interest expense	41	2,314
	7,525,583	7,931,873
Income (loss) before income taxes	(16,599)	72,691
Provision for income taxes	5,437	38,190
Net earnings (loss)	$ (22,036)	34,501

See accompanying notes to financial statements.

INVESTMENT PLANNERS, INC.

Statements of Changes in Stockholders' Equity

Years Ended December 31, 2001 and 2000

		Capital Stock	Paid In Capital	Retained Earnings
Balance January 1, 2001	$	12,375	10,125	410,893
2001 net loss		-	-	(22,036)
Balance December 31, 2001	$	12,375	10,125	388,857
Balance January 1, 2000	$	12,375	10,125	376,392
2000 net earnings		-	-	34,501
Balance December 31, 2000	$	12,375	10,125	410,893

See accompanying notes to financial statements.

INVESTMENT PLANNERS, INC.

Statements of Cash Flows

Years Ended December 31, 2001 and 2000

	2001	2000
Cash flows from operating activities:		
Net income (loss)	$ (22,036)	34,501
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation and amortization	49,893	46,337
Change in market value	14,212	(10,799)
Gain on asset sold	(145)	-
Change in operating assets and liabilities:		
Decrease (increase) in commissions receivable	7,998	10,029
Decrease (increase) in prepaid expenses	(16,433)	7,700
Decrease (increase) in other receivable	3,139	(3,139)
(Decrease) increase in accounts payable	11,964	(2,694)
(Decrease) increase in commissions payable	(33,896)	(12,846)
(Decrease) increase in payroll taxes payable	(9,621)	(1,200)
(Decrease) increase in income taxes payable	(7,190)	7,190
(Decrease) increase in deferred comp. payable	(7,436)	39,828
(Decrease) increase in profit sharing payable	44,984	5,066
Net cash provided by operating activities	35,433	119,973
Cash flows from investing activities:		
Purchases of mutual funds	-	(41,570)
Purchase of fixed assets	(44,811)	(23,730)
Net cash provided (used) by investing activities	(44,811)	(65,300)
Net increase (decrease) in cash and cash equivalents	(9,378)	54,673
Cash and cash equivalents, beginning	184,837	130,164
Cash and cash equivalents, end	$ 175,459	184,837

Supplemental Disclosures

Income taxes paid were $ 29,658 in 2001 and $21,681 in 2000.

See accompanying notes to financial statements.

Investment Planners, Inc.

Notes to Financial Statements

December 31, 2001 and 2000

Note 1 - Significant accounting policies:

Nature of operations:
The company operates as a broker and dealer of various types of investment vehicles throughout the United States. The administrative offices are located in Decatur, Illinois, with branch offices in Indiana and Kentucky. Operations in other states are conducted through commissioned representatives. Such commissioned representatives are responsible for their own offices.

Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of accounting:
The Company's financial statements are prepared using the accrual method.

Fixed assets:
Office furniture and equipment is depreciated using the declining balance method over five to seven years. Leasehold improvements are amortized over the life of the lease, plus possible extensions, 15 years. Software is amortized over three years using straight line amortization.

Cash and Cash equivalents:
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Income taxes:
Income taxes are provided for based upon net earnings as reported in the financial statements. There are no significant differences between financial and tax reporting.

Note 2 – Capital stock:

Capital stock consists of 100,000 shares authorized, 12,375 shares issued and outstanding, no par value, common stock.

Note 3 - Related party transactions:

The Company rents two vehicles from a shareholder and a corporation related to it through common ownership. Such rent payments were $ 28,951 in 2001 and $ 24,374 in 2000.

Investment Planners, Inc.

Notes to Financial Statements

December 31, 2001 and 2000

Note 4 - Deposit with Clearing Organization:

The Company is required to maintain a deposit of $10,000 with the organization that clears its customers' transactions. The $10,000 is included in cash and cash equivalents.

Note 5 – Trading Securities:

The Mutual Funds are classified as trading securities. Changes in the fair market value are reported in the statement of earnings.

Note 6 - Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission net capital requirements which require minimum net capital amounts be maintained. At December 31, 2001, and 2000 the Company's minimum net capital requirement was $ 50,000. The Company was in compliance with the net capital requirement at December 31, 2001 and 2000.

Note 7 – Employee Benefit Plan:

In 1997, the company established a defined contribution plan which covers virtually all employees. The profit sharing plan expense for 2001 and 2000 was $ 65,805 and $ 58,267 respectively.

Note 8 – Prepaid Expenses:

Prepaid expenses consists of:

	2001	2000
Expenses	$ 14,368	23,510
Income tax	25,575	-
Other items	-	-
	$ 39,943	23,510

Note 9 – Deferred Compensation Plan:

In 2000, the Company established a nonqualified deferred compensation plan for certain commissioned representatives. The deferred compensation plan payable at December 31, 2001 and 2000 was $ 32,392 and $39,828. At December 31, 2001 and 2000, the Company had deposited amounts withheld as deferred compensation in a mutual fund, designated for the deferred compensation plan. Total amounts withheld and paid as deferred compensation during the years ended December 31, 2001 and 2000 were $ 32,775 and $ 46,160.

Note 10 – Concentrations of Credit Risk Arising from Cash Deposits in Excess of Insured Limits:

The Company maintains its cash balances in one financial institution located in Decatur, Illinois. The balances are insured by the Federal Deposit Insurance Corporation up to $ 100,000. At December 31, 2001 and 2000, the Company's uninsured cash balances totaled $ 20,049 and $ 29, 040.

Note 11 – Operating Leases:

The Company leases its Decatur office space under a lease agreement, on a month-to-month basis, for $1,750 per month. The lease is classified as an operating lease.

The Company leases an airplane from a company related to it through common ownership, under terms of a lease dated March 1, 2001, for $ 2,400 per month. The lease required non-refundable payments of $ 23,042 upon execution of the lease. Lease expense for 2001 was $ 47,042.